

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

May 6, 2008

<u>via U.S. mail and facsimile</u>
Daniel Amidon
Corporate Secretary
 Petroleum Development Corporation
120 Genesis Blvd
P.O. Box 26
Bridgeport, WV 26330

      Re: **Petroleum Development Corporation**
              Preliminary Information Statement filed on Schedule 14A
              Filed April 18, 2008
              File No. 0-07246

Dear Mr. Amidon:

We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal One

1.   You state that "except for potential equity financings…," there are currently no plans, arrangements, commitments or understandings for the issuance of the additional shares. Please clarify, without qualification, whether you have any plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock. If you currently contemplate the issuance of the additional authorized shares in any financings, revise your disclosure to include a complete description of such potential equity financings.

2.   Although you indicate the potential consequences to shareholders resulting from an approval of blank check preferred stock, please supplement your disclosure to include a description of the dilutive impact to shareholders resulting from possible issuances of the additional common shares.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: via facsimile
        Daniel Amidon, Esq.